SECURITIES AND EXCHANGE COMMISSION
		     Washington, D.C. 20549


			   Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of Mayo, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND MARCH 31, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005
(Stated in thousands of Pesos and Dollars)		<c>	    <c>          <c>
                                                                              US$ DLLS.
                                                      December 31,March 31,   March 31,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$      7,037$    169,386      15,153
  Accounts receivable, net .........................       8,747       8,668         775
  Due from related parties .........................   8,927,046   8,062,984     721,307
  Taxes recoverable and other assets ...............      76,980      48,700       4,357
  Inventories, net .................................       4,187       4,262         381
            Total current assets ...................   9,023,997   8,294,000     741,973
PROPERTY, PLANT AND EQUIPMENT, net .................     407,488     404,471      36,184
INVESTMENT IN SUBSIDIARIES .........................   6,524,194   3,380,596     302,425
OTHER ASSETS, net ..................................     566,046     495,239      44,304
            Total  assets ..........................$ 16,521,725$ 12,574,306   1,124,885

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     107,703     110,228       9,861
  Interest payable .................................           0         608          54
  Due to related parties ...........................   5,570,987   1,884,411     168,578
  Trade accounts payable ...........................       7,432       3,381         302
  Accrued liabilities ..............................     190,074     134,108      11,997
            Total  current liabilities .............   5,876,196   2,132,736     190,793
LONG-TERM DEBT .....................................   6,113,673   6,043,083     540,608
LIABILITY FOR CAPITALIZATION........................   3,183,610           0           0
            Total long term liabilities ............   9,297,283   6,043,083     540,608
            Total  liabilities .....................  15,173,479   8,175,819     731,401
STOCKHOLDERS' EQUITY:
            Total stockholders' equity .............   1,348,246   4,398,487     393,484
            Total liabilities and stockholders' equi$ 16,521,725$ 12,574,306   1,124,885

               Exchange rate: $ 11.1783



CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENT OF CHANGES IN FINANCIAL POSITION (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005
(Stated in thousands of Pesos and Dollars)
			                                          Full Year   Acum. March Acum. March*
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$   -146,232$    -70,987      -6,350
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................      13,418       3,048         273
       Amortization of debt issuance cost and other
           financing costs .....................................     325,279           0           0
       Loss in subsidiaries ....................................     154,681   1,046,260      93,597
       Deferred income taxes ...................................      82,060      79,483       7,110
       Other....................................................     414,081      30,550       2,733
       Total items which do not require cash....................     989,519   1,159,341     103,714
  Net resources generated from income ..........................     843,287   1,088,354      97,363
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      -4,187         -75          -7
    Decrease (Increase) in current assets ......................     -76,980      28,280       2,530
    Decrease (increase) in account receivables, net ............    -667,992     864,141      77,305
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................     284,860  -3,745,985    -335,112
  Resources generated by operating activities ..................     378,988  -1,765,285    -157,921
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -336,387  -3,311,129    -296,210
       Increase (Decrease) in capital ..........................          47     283,518      25,363
       Gain on shares acquisition ..............................           0   2,899,464     259,383
  Net resources generated from financing activities ............    -336,340    -128,147     -11,464
INVESTMENT ACTIVITIES:
       Acquisition of property, plant and equipment.............           0           0           0
       Investment in subsidiaries ..............................           0   2,064,780     184,713
       Increase in deferred assets .............................     -36,105      -8,999        -805
  Net resources applied to investing activities ................     -36,105   2,055,781     183,908
INCREASE IN CASH AND CASH EQUIVALENTS ..........................       6,543     162,349      14,524
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............         494       7,037         630
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$      7,037$    169,386US    15,153


* The exchange rate of 11.1783 was used for translation purposes.



CORPORACION DURANGO, S.A. DE C.V.
INDIVIDUAL STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF MARCH 31, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              1Q          1Q                      1Q          1Q
                                             2004        2005        Var         2004        2005        Var

Gain (Loss) in subsidiaries .............$  -782,744$ -1,046,260         34%     -67,602     -93,597         38%

Selling and Administrative expenses .....      1,518       1,393         -8%         130         125         -4%
     Operating income ...................   -784,262  -1,047,653         34%     -67,732     -93,722         38%
FINANCIAL EXPENSE:
Interest expense ........................    379,458     123,201        -68%      32,532      11,021        -66%
Interest income .........................   -293,549  -1,216,461        314%     -25,781    -108,823        322%
Exchange (gain) loss, net ...............    -42,462      -2,095        -95%      -3,640        -188        -95%
Gain on monetary position ...............    -94,983     -28,238        -70%      -8,143      -2,526        -69%
  Total financial expense ...............    -51,536  -1,123,593       2080%      -5,032    -100,516       1898%
OTHER INCOME (EXPENSES):
Other income (expense), net .............      3,231     -67,444     N/A             277      -6,034     N/A
  Total other income (expense) ..........      3,231     -67,444     N/A             277      -6,034     N/A
  Income (loss) before income and asset t   -729,495       8,496     N/A         -62,423         760     N/A
Provision for deferred income taxes .....      9,924      79,483        701%         851       7,110        735%
Net income ..............................$  -739,419$    -70,987        -90%     -63,274      -6,350        -90%




COMPLEMENTARY NOTES TO THE INDIVIDUAL FINANCIAL INFORMATION.

DEBT RESTRUCTURE:

THE COMPANY HAS SUCCESFULLY FINISHED AND FORMALIZED ALL THE AGREEMENTS RELATED WITH ITS FINANCIAL RESTRUCTURING ON FEBRUARY 23rd, 2005. THE PREVIOUS SIGNIFICANTLY STRENGHTS THE FINANCIAL POSITION OF THE COMPANY AND CONSOLIDATES ITS LEADERSHIP AS THE LARGEST PAPER PRODUCER IN MEXICO.


SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL POLICIES:

FOLLOWING IS A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
FOLLOWED BY THE COMPANY IN THE PREPARATION OF THE CONSOLIDATED
FINANCIAL STATEMENTS.

1.1 PRESENTATION BASIS:

THE FINANCIAL STATEMENTS HAVE BEEN PREPARED TO FULFILL THE LEGAL DISPOSITION REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY, THEREFORE, ITS INVESTMENT ON STOCK OF SUBSIDIARY COMPANIES IS VALUATED UNDER THE PARTICIPATION METHOD.

1.2 BASIS FOR COMPARISSON EFFECTS IN THE FINANCIAL STATEMENTS:
A) THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY HAVE
BEEN PREPARED IN ACCORDANCE WITH BULLETIN B-10, AND ITS AMENDMENTS, ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. THIS BULLETIN REQUIRES A RESTATEMENT OF ALL THE FINANCIAL STATEMENTS PRESENTED IN CONSTANT MEXICAN PESOS AT THE DATE OF THE LAST ISSUED BALANCE SHEET, THEREFORE, NUMBERS OF THE FINANCIAL STATEMENTS ARE COMPARABLE, IN THE SAME CURRENCY, FOR LAST YEARS AND ACTUAL ONES. CONSEQUENTLY, PREVIOUS YEARS FINANCIAL STATEMENTS HAVE BEEN RESTATED AND THEIR NUMBERS DIFFER FROM THOSE ORIGINALLY PRESENTED IN THE CURRENCY OF THEIR RESPECTIVE YEAR.
B) CONVERSION FIGURES OF FOREIGN SUBSIDIARIES IS DONE IN ACCORDANCE WITH BULLETIN B-15 "FOREIGN CURRENCY TRANSACTIONS AND TRANSLAION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS" ACCORDINGLY, THE TRANSLATION IS DONE UNDER THE "FOREIGN ENTITIES" METHOD.

1.3 VALUATION OF TEMPORARY INVESTMENTS.

THESE INVESTMENTS ARE REALIZABLE WITHIN THREE MONTHS AND ARE
VALUED AT MARKET PRICE. THE INCOME OR LOSS GENERATED IS INCLUDED
IN THE INCOME STATEMENT.

1.4 RIGHTS AND LIABILITIES VALUATION IN FOREIGN CURRENCY:
ASSETS AND LIABILITIES IN FOREIGN CURRENCY, MAINLY IN AMERICAN DOLLARS, ARE EXPRESSED IN MEXICAN PESOS AT THE EXCHANGE RATE OF THE CLOSING DATE OF THE PERIOD. EXCHANGE RATE AS OF MARCH 31st, 2005 WAS $11.1783.

STOCK INVESTMENT:

THE INVESTMENT IN SUBSIDIARIES' STOCK IS PRESENTED VALUED UNDER THE PARTICIPATION METHOD, TO FULFILL THE LEGAL DISPOSITIONS REQUIRING THE PRESENTATION OF "CODUSA'S" FINANCIAL STATEMENTS AS A LEGAL ENTITY. MOST SIGNIFICANT SUBSIDIARIES ARE AS FOLLOWS:

   GROUP (OR COMPANY)             PARTICIPATION           ACTIVITY
COMPANIA PAPELERA DE ATENQUIQUE,        98%            MANUFACTURING OF PAPER AND
S.A. DE C.V.                                           CORRUGATED BOXES
EMPAQUES DE CARTON TITAN,              100%            MANUFACTURING OF CORRUGATED
S.A. DE C.V.                                           PAPER PACKAGING & MULTI-WALL
                                                       BAGS AND SACKS
GRUPO PIPSAMEX, S.A. DE C.V. &         100%            MANUFACTURING OF NEWSPRINT
SUBSIDIARIES                                           AND BOND PAPER
DURANGO INTERNATIONAL, INC.            100%            MANUFACTURING OF PAPER FOR
                                                       CORRUGATED BOXES & CONTAINERS
                                                       AND CORRUGATED CARDBOARD
                                                       PACKAGES
PORTEADORES DE DURANGO, S.A. DE                        RECYCLING RAW MATERIAL FOR
C.V. AND SUBSIDIARIES                  100%            PAPER MANUFACTURING


PROPERTY, PLANT AND EQUIPMENT:

PLANT AND EQUIPMENT ARE INITIALLY RECORDED AT ACQUISITION COST AND ARE RESTATED USING THE NCPI. FOR FIXED ASSETS OF FOREIGN ORIGIN, RESTATED ACQUISITION COST EXPRESSED IN THE CURRENCY OF THE COUNTRY OF ORIGIN IS CONVERTED INTO MEXICAN PESOS AT THE MARKET ECHANGE RATE IN EFFECT AT THE BALANCE SHEET DATE.

DEPRECIATION:
DEPRECIATION IS CALCULATED ACCORDINGLY WITH THE RESTATED VALUE OF THE ASSETS AND ITS CALCULATED BASED ON UNITS PRODUCED IN THE PERIOD IN RELATION TO THE TOTAL ESTIMATED PRODUCTION OF THE ASSETS OVER THEIR SERVICE LIVES, FROM 23 TO 40 YEARS.

TRADE DEBT:

AFTER THE RESTRUCTURING THE TRADE DEBT AMOUNT IS $4,836.5 MILLION
PESOS.

STOCKHOLDERS EQUITY:

CAPITAL STOCK, STOCK SALE PREMIUM, STATUTORY RESERVES AND RETAINED EARNINGS, INCLUDE THE RESTATED EFFECT, ACCORDING WITH THE NATIONAL CONSUMER PRICE INDEX (NCPI) FROM THE DATE THE CAPITAL WAS CONTRIBUTED
AND FROM THE YEAR THE RESULTS AND PREMIUMS WERE DETERMINED RESPECTIVELY. THE RESTATED AMOUNTS REPRESENT THE REQUIRED AMOUNT TO MAINTAIN THE CONTRIBUTIONS AND ACCUMULATED RESULTS IN CONSTANT PESOS AS OF MARCH 31st, 2005.
FIXED AND VARIABLE EQUITY COMPONENTS:

                          AMOUNT           NUMBER OF SHARES
FIXED PORTION             982,120           65,419,089
VARIABLE PORTION          678,873           45,222,022
                         --------          -----------
                        1,660,993          110,641,111


DEFERRED TAXES:

AS OF JANUARY 1st.,2000, UIT THE ISSUANCE OF BULLETIN D-4 ("DEFERRED TAXES") THE COMPANY RECOGNIZED AS OF THAT DATE (JANUARY 1st.2000)
THE INITIAL EFFECT OF DEFERRED TAXES ARISING FROM TEMPORARY DIFFERENCES (IN FAVOR OR AGAINST). IN SUB-SEQUENT PERIODS, THE COMPANY IS IN COMPLIANCE WITH THE BULLETIN. TO RECOGNIZE THE DEFERRED INCOME TAX, THE HOLDING COMPANY AND ITS SUBSIDIARIES USE THE INTEGRAL ASSETS AND LIABILITIES METHOD, WHICH CALCULATES SUCH TAX USING THE APPLICABLE INCOME TAX RATE TO THE TEMPORARY DIFFERENCES BETWEEN BOOK AND TAX VALUES OF ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS.

INTERNAL CONTROL:

THE COMPANY HAS STARTED IMPLEMENTATION OF THE SARBANES OAXLEY ACT
WITH THE ADVISE FROM EXPERT CONSULTANTS.





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  Mayo 13, 2005			By /s/ Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer